EXHIBIT 1

[Translation]

October 14, 2010

Company Name:	TOKYO STYLE CO., LTD.

Name of the Representative:	Yoshiki Nakajima, President

Code Number:	(8112 TSE 1st section)

Contact:	Kiyoshi Kadota, Corporate Officer and General Manager of Corporate Planning Department
Phone:	03(3262)8111

Company Name:	SANEI-INTERNATIONAL CO.,LTD.

Name of the Representative:	Takahiko Miyake, President and CEO

Code Number:	(3605 TSE 1st section)

Contact:	Shinobu Suzuki, Director and Executive General Manager of Administrative Headquarters
Phone:	03(5467)1911

Announcement concerning the Signing of the Agreement between

TOKYO STYLE CO., LTD. And SANEI-INTERNATIONAL CO.,LTD.

regarding the Establishment of a Joint Holding Company and Preparation of the Share Transfer Plan

TOKYO STYLE CO., LTD. (“TOKYO STYLE”) and SANEI-INTERNATIONAL CO.,LTD. (“SANEI-INTERNATIONAL”) announce that at the board of directors meeting of each company held today, each company resolved to enter into a share transfer agreement (the “Share Transfer Agreement”) regarding the establishment of a Joint Holding Company (the “Joint Holding Company”) on June 1, 2011 (scheduled date), through a joint share transfer (the “Share Transfer”), subject to approval of the respective shareholders’ meetings of each company, and jointly prepared a share transfer plan (the “Share Transfer Plan”).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Based on the Share Transfer Plan, TOKYO STYLE and SANEI-INTERNATIONAL will establish a joint share holding company, “Kabushiki Kaisha TSI Holdings” (“TSI HD”) through the Share Transfer scheduled to become effective on June 1, 2011. We intend to apply for the listing of the shares of TSI HD on the first section of the Tokyo Stock Exchange (the “TSE 1st section”), and the shares of TOKYO STYLE and SANEI-INTERNATIONAL, which are currently listed on the TSE 1st section, is scheduled to be delisted before the effective date of the Share Transfer.

1. Purpose of the Management Integration through the Share Transfer

1) Background and Purpose of the Management Integration

Our economy continued to be stagnant, as the financial crisis which stemmed from the “Lehman Shock” two years ago caused a global economic downturn, which rapidly weakened Japan’s real economy and resulted in a significant decline in corporate profits, as well as the worsening of employment and income environment.

Amid a situation where consumers are spending less on non-essential goods with the spread of consciousness in protecting their everyday lives and more time is needed for a full-scale recovery of consumer confidence, competition in the domestic apparel industry is intensifying due to factors such as the rise of low-end products and entries of foreign fast fashion brands into the Japanese market. Moreover, the industry faces mid to long-term issues such as a decrease in the number of its potential customers due to the falling birthrate, the aging population and the general decrease in population of Japan.

From the perspective of increasing both companies’ corporate values under these circumstances, TOKYO STYLE and SANEI-INTERNATIONAL determined that it is important to share and utilize each other’s strengths, expertise and resources in order to implement measures aimed to promote the future growth of both companies such as planning and nurturing of core brands which form the pillars of their businesses, rebuilding of brand portfolio by means of M&A and others, rollout in overseas markets including China and Asian countries, and entries into the TV and Internet mail-order sales businesses.

With the integration, TOKYO STYLE and SANEI-INTERNATIONAL hope to maximize the added-value provided to the customers and contribute to the society by taking advantage of each other’s strengths while mutually respecting the history and corporate cultures of each company. In order to maximize the corporate value, TOKYO STYLE and SANEI-INTERNATIONAL aim to establish the Joint Holding Company’s position as the leading company in the fashion industry by promptly realizing the synergies of the integration with concerted efforts to reform our management through the management integration.

The shares of the Joint Holding Company are scheduled to be applied for listing on the Tokyo Stock Exchange. The date of listing, which will be decided according to the rules of the Tokyo Stock Exchange, is scheduled to be on June 1, 2011, the same date of the registration of the incorporation of the Joint Holding Company. The respective shares of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. are scheduled to be delisted from the Tokyo Stock Exchange on May 27, 2011.

2) Expected Effects of the Integration

i) Restructuring of current business

•	Establishment of a business model adapting to the changes in the market by utilizing each company’s strength and aggressively making attempts at diversifying sales channels and sales promotions.

•	Expansion of businesses towards TOKYO STYLE’s F2 customer base by strengthening the brands and merchandises, utilizing SANEI-INTERNATIONAL’s brand-producing know-how and product planning capabilities.

•

Acceleration of growth rate of SANEI-INTERNATIONAL’s business targeting F1 customer base by expansion of marketing and store-opening investments in the brands with strong future potential (“FREE’S MART”, “JILL by JILL STUART”, etc.) with the backing of TOKYO STYLE’s stable financial base.

ii) Establishment of solid business infrastructure

•

Structuring of a high-standard SCM (supply chain management) and significant reduction in manufacturing and logistics costs by utilizing manufacturing technologies of TOKYO STYLE’s directly-operated factories in and outside of Japan and know-how in developing original materials, and future consolidation of manufacturing and logistics functions.

•	Significant reduction in costs and upgrade in business support functions by improving quality of both companies’ business infrastructures.

iii) Planning and development and growing of brands

•

Continuous procurement and creation of new businesses, including businesses targeting growing channels, by acquisition of external businesses with the backing of TOKYO STYLE’s M&A know-how and stable financial base, self-development of businesses using SANEI-INTERNATIONAL’s brand producing capabilities, etc.

•

Enabling of brands to be high-value added by utilizing TOKYO STYLE’s high-quality manufacturing technologies accumulated through background in directly-operated manufacturing factories in and outside of Japan and know-how in developing original materials and SANEI-INTERNATIONAL’s know-how in store development and sales promotion.

iv) Strengthening of overseas business

•

Realization of an even more rapid business expansion by utilizing TOKYO STYLE’s business development know-how in Asia and brand assets owned by SANEI-INTERNATIONAL with potential to be marketed in Asia.

•

Improvement and expansion of infrastructure for business in Asia, such as shared use of manufacturing network centering around directly-operated factories in Japan and China and the sharing of material procurement routes.

2. Outline of the Share Transfer

1) Schedule of the Share Transfer

October 14, 2010	Board of directors meeting to approve execution of the Share Transfer Agreement and the Share Transfer Plan (both companies)

October 14, 2010	Execution of the Share Transfer Agreement (both companies)

October 15, 2010 (tentative)	Announcement of record date for the extraordinary shareholders’ meeting (both companies)

November 1, 2010 (tentative)	Record date for the extraordinary shareholders’ meeting (both companies)

January 27, 2011 (tentative)	Extraordinary shareholders’ meeting to approve the Share Transfer Plan (both companies)

May 27, 2011 (tentative)	Date of delisting from the Tokyo Stock Exchange (both companies)

June 1, 2011 (tentative)	Effective date of the Share transfer

June 1, 2011 (tentative)	Date of registration of the incorporation of the Joint Holding Company

June 1, 2011 (tentative)	Date of listing of the Joint Holding Company

The schedule may be changed through mutual consultation between both companies if any unavoidable circumstances arise in the course of the procedures to be taken.

2) Scheme of the Share Transfer

The Share Transfer will be achieved through a joint share transfer where TSI HD will be created as the wholly owning parent company, and TOKYO STYLE and SANEI-INTERNATIONAL will become wholly owned subsidiaries of TSI HD. The Share Transfer is scheduled to be approved at the extraordinary shareholders’ meetings of TOKYO STYLE and SANEI-INTERNATIONAL scheduled to be held on January 27, 2011, respectively.

3) Description of the Allotments in the Share Transfer (Share Transfer Ratio)

Company	TOKYO STYLE	SANEI-INTERNATIONAL
Share Transfer Ratio	1.00	1.65

(Note 1)

One share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of TOKYO STYLE, and 1.65 shares of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of SANEI-INTERNATIONAL. A share unit for the Joint Holding Company is scheduled to be 100 shares.

In case there is any fraction of less than one share of common stock of the Joint Holding Company that is to be delivered to the shareholders of TOKYO STYLE or SANEI-INTERNATIONAL, a cash amount equivalent to that fraction will be paid to the shareholders pursuant to Article 234 of the Companies Act of Japan and other relevant laws and regulations.

The share transfer ratio above may be changed through mutual consultation between both companies if any material change occurs with regard to any of the various conditions upon which the ratio has been determined.

(Note 2)

New shares to be issued by the Joint Holding Company (tentative)

115,791,503 shares of common stock

The number of newly issued Joint Holding Company shares has been calculated based on the total number of issued and outstanding shares of TOKYO STYLE (102,507,668 shares) and those of SANEI-INTERNATIONAL (17,780,200 shares) as of August 31, 2010; provided, however, that the respective treasury shares which the companies held as of August 31, 2010 (TOKYO STYLE: 14,402,930 shares; SANEI-INTERNATIONAL: 1,000,342 shares) have not been included as shares to be exchanged with the new shares in calculating the above number because TOKYO STYLE and SANEI-INTERNATIONAL plan to cancel all of their treasury shares by the day before the incorporation of the Joint Holding Company.

The number of new shares to be issued by the Joint Holding Company may be subject to change in the event of any exercise of share options (shinkabu yoyakuken) before the incorporation date of the Joint Holding Company.

4) Basis for Calculation of Description of the Allotments in the Share Transfer (Share Transfer Ratio)

i) Measures to ensure the fairness

In order to ensure the fairness of the share transfer ratio to be used in the Share Transfer, TOKYO STYLE and SANEI-INTERNATIONAL appointed ABeam M&A Consulting Ltd. (“ABeam M&A Consulting”) and Trustees Consulting LLP (“Trustees Consulting”), respectively, as its independent institution for the calculation of the share transfer ratio regarding the management integration, respectively requested the calculation of the share transfer ratio and obtained a share transfer ratio calculation report.

Neither TOKYO STYLE nor SANEI-INTERNATIONAL has obtained a fairness opinion (evaluation on fairness) from a third-party institution.

ii) Measures to avoid conflicts of interest

No special measures to avoid conflicts of interest have been taken due to the fact that no director of TOKYO STYLE and SANEI-INTERNATIONAL also serves as a director, executive or an employee of the other company.

iii) Basis of Calculation

As the common stock of each company has a market price, ABeam M&A Consulting employed the average market price method, as well as the comparable peer company method and the DCF (discounted cash flow) method, to calculate the range of the share transfer ratio, after analysis of the various conditions of the Share Transfer. When calculating by the average market price method, ABeam M&A Consulting, upon considering the recent level of the share prices, determined that it is reasonable to use the market prices for a certain period of time, and used the latest closing price, the average closing prices and the volume weighted average prices for periods of one month, three months and six months prior to the appraisal reference date, with the appraisal reference date as October 13, 2010, because (a) singularities in the value formation process cannot be eliminated when using a share price at a certain point of time, and (b) the share price taking into account the current level of each company’s profitability will not be reflected when using an average share price for an extensive period of time. ABeam M&A Consulting also employed the comparable peer company method, after analysis of various comparative indicators of peer companies, based on its determination that it can reflect the objectivity of the capital markets in a same way as the average market price method as it uses the share prices and financial data of peer companies. ABeam M&A Consulting determined that the DCF method is suitable in evaluating a going business because it is based on a company’s future free cash flow, and evaluated the corporate value by discounting at a certain discount rate the future free cash flow calculated based on the business projections of both companies to arrive at a present value.

The results of the calculation for each method are as follows. The ranges of the share transfer ratio below are those for the common stock of SANEI-INTERNATIONAL vis-à-vis one share of common stock of TOKYO STYLE.

	Method	Range of the share transfer ratio
	Average Market Price Method	1.29 ~ 1.72
‚	Comparable Peer Company Method	1.09 ~ 1.62
ƒ	Discounted Cash Flow Method	1.57 ~ 1.74

ABeam M&A Consulting used the information provided by both companies and publicly available information to calculate the share transfer ratio on the assumption that all such information and materials are accurate and complete, and ABeam M&A Consulting has not conducted any independent verification of the accuracy and completeness of these information and materials. In addition, ABeam M&A Consulting has not made any independent evaluation, appraisal or verification of the assets or liabilities (including contingent liabilities) of either company or their affiliates (including analysis or evaluation of each individual asset or liability), nor has requested appraisal or verification to a third-party institution. ABeam M&A Consulting assumed that the financial projections for both companies have been rationally prepared on the basis of the best possible estimates and judgments available at this point in time from the management of each company. The calculation by ABeam M&A Consulting reflects information and the various economic conditions as of October 13, 2010.

The results of the calculation of the share transfer ratio submitted by ABeam M&A Consulting do not represent an opinion on fairness (fairness opinion) of the share transfer ratio for the Share Transfer.

As the common stock of each company has a market price, Trustees Consulting employed the average market price method, as well as the DCF (discounted cash flow) method, to calculate the range of the share transfer ratio. When calculating by the average market price method, Trustee Consulting, upon considering the recent level of the share prices, determined that it is reasonable to use the market prices for a certain period of time, and used the calculated range of share transfer ratio based on the latest closing price, the average closing prices and the closing volume average prices for periods of one month, three months and six months prior to the appraisal reference date, with the appraisal reference date as October 13, 2010, because (a) singularities in the value formation process cannot be eliminated when using a share price at a certain point of time, and (b) the share price taking into account the current level of each company’s profitability will not be reflected when using an average share price for an extensive period of time. Trustees Consulting determined that the DCF method is suitable in evaluating a going business because it is based on a company’s future free cash flow, and evaluated the corporate value by discounting at a certain discount rate the future free cash flow calculated based on the business projections of both companies, results of financial and tax-related due diligence and interviews with the management of each company to arrive at a present value.

The results of the calculation for each method are as follows. The ranges of the share transfer ratio below are those for the common stock of SANEI-INTERNATIONAL vis-à-vis one share of common stock of TOKYO STYLE.

	Method	Range of the share transfer ratio
	Average Market Price Method	1.293 ~ 1.719
‚	Discounted Cash Flow Method	1.527 ~ 2.145

Trustees Consulting used the information provided by both companies and publicly available information to calculate the share transfer ratio on the assumption that all such information and materials are accurate and complete, and Trustees Consulting has not conducted any independent verification of the accuracy and completeness of these information and materials. In addition, Trustees Consulting has not made any independent evaluation, appraisal or verification of the assets or liabilities (including contingent liabilities) of either company or their affiliates (including analysis or evaluation of each individual asset or liability). Trustees Consulting assumed that the financial projections for both companies have been rationally prepared on the basis of the best possible estimates and judgments available at this point in time from the management of each company. The calculation by Trustees Consulting reflects the above mentioned information as of October 13, 2010.

iv) Background of Calculating Institutions

As described above, TOKYO STYLE requested ABeam M&A Consulting and SANEI-INTERNATIONAL requested Trustees Consulting to calculate the share transfer ratio to be used in the Share Transfer, both companies considered various factors such as the financial and assets conditions and future projections in a comprehensive manner while referencing the results of the calculations by such third party institutions, and upon careful deliberation, both companies determined that the above mentioned share transfer ratio is appropriate.

v) Relationship with Calculating Institutions

Neither ABeam M&A Consulting nor Trustees Consulting, the institutions requested to calculate the share transfer ratio, is a “related party” of either TOKYO STYLE or SANEI-INTERNATIONAL.

5) Treatment of Share Options and Bonds with Share Options of the Companies in the Share Transfer

To each of the holders of share options (shinkabu yoyakuken) that have been issued by TOKYO STYLE and SANEI-INTERNATIONAL and which are exercisable after the date of incorporation of the Joint Holding Company, corresponding share options of the Joint Holding Company will be delivered in exchange of the share options currently held in light of their terms and conditions and the share transfer ratio.

Neither TOKYO STYLE nor SANEI-INTERNATIONAL has issued bonds with share options.

6) Treatment of Treasury Shares of Both Companies

TOKYO STYLE and SANEI-INTERNATIONAL intend to cancel all of their treasury shares by the day before the effective date of the Share Transfer.

7) Payment of Dividends of Surplus

In connection with the payment of year-end dividends for the fiscal year ending February 2011, TOKYO STYLE is scheduled to pay 17.5 yen per share, as described in the “Financial Report for the Second Quarter of the Fiscal Year ending February 2011” which was announced on October 14, 2010. As for the payment of year-end dividends for the fiscal year ending August 2010 and interim dividends for the fiscal year ending August 2011, SANEI-INTERNATIONAL will pay 25.0 yen and 12.5 yen per share, respectively, as described in the “Financial Report for the Fiscal Year ending August 2010” which was announced on October 14, 2010.

8) Organization to Promote the Management Integration

In order to promote the management integration of both companies smoothly and swiftly, an integration preparation committee and section meetings by subjects will be organized.

9) Listing of the Joint Holding Company

TOKYO STYLE and SANEI-INTERNATIONAL is scheduled to apply for listing of shares of the newly-incorporated Joint Holding Company on the TSE 1st section. Date of listing is scheduled to be June 1, 2011. TOKYO STYLE and SANEI-INTERNATIONAL shares are scheduled to be delisted on May 27, 2011.

3. Outline of Parties to the Share Transfer

(1)	Corporate Name	TOKYO STYLE CO., LTD.		SANEI-INTERNATIONAL CO.,LTD.

(2)	Location of Head Office	7-1, Kojimachi 5-chome, Chiyoda-ku, Tokyo		2-5, Shibuya 1-chome, Shibuya-ku, Tokyo

(3)	Title and Name of Representative	Yoshiki Nakajima, President,		Takahiko Miyake, President and CEO

(4)	Line of Business	Manufacturing of women’s wear		1. Designing, manufacture and sales of women’s, men’s, and children’s clothing and accessories 2. Licensed brands business 3. Management of specialty store and outlet store

(5)	Capital Amount	JPY 26,734 million (as of the end of August, 2010)		JPY 7,376 million (as of the end of August, 2010)

(6)	Date of Incorporation	March 12, 1949		August 13, 1949

(7)	Total Number of Shares Issued	102,507,668 shares (including 14,402,930 treasury shares) (as of the end of August, 2010)		17,780,200 shares (including 1,000,342 treasury shares) (as of the end of August, 2010)

(8)	Date of Fiscal Year End	End of February		End of August

(9)	Number of Employees (Consolidated)	1,580 (as of the end of August, 2010)		3,825 (as of the end of August, 2010)

(10)	Major Clients	Isetan Co., Ltd. Takashimaya Co., Ltd. Sogo & Seibu Co., Ltd. Mitsukoshi Ltd.		LUMINE CO., LTD. LaLaport Management Co., Ltd. AEON MALL Co., Ltd.

(11)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corp. Mizuho Bank, Ltd.		Mizuho Bank,Ltd. The Shoko Chukin Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corp.

(12)	Major Shareholders and Shareholdings

Japan Trustee Services Bank, Ltd. (account in trust)     5.70%

The Bank of Tokyo-Mitsubishi UFJ     4.97%

Sumitomo Mitsui Banking Corp.     4.97%

Mizuho Bank, Ltd.     4.18%

Nippon Life Insurance Company     3.74%

Sumitomo Realty & Development Co., Ltd.     2.90%

THE BANK OF NEW YORK, TREATY J     2.89%

Isetan Co. Ltd.     2.69%

RBC Dexia Investor Services Bank Ltd.     2.59%

The Master Trust Bank of Japan, Ltd. (account in trust)     2.54%

(as of the end of August, 2010)

Note 1. Major shareholdings above do not include 14,402,930 treasury shares.

Note 2. Shareholding ratio is calculated based on the number of shares excluding the treasury shares.

Takahiko Miyake     13.64%

BBH FOR FIDELITY LOW-PRICED STOCK FUND     7.45%

Y.K. Riki     6.56%

Satoko Miyake     6.02%

Masahiko Miyake     5.51%

Katsuhiko Miyake     5.10%

Y.K. Sansho Kosan     4.77%

Takako Kitamura     4.23%

MARUI GROUP Co., Ltd     3.64%

Japan Trustee Services Bank, Ltd. (account in trust)     3.44%

(as of the end of August, 2010)

Note 1. Major shareholdings above do not include 14,402,930 treasury shares.

Note 2. Shareholding ratio is calculated based on the number of shares excluding the treasury shares.

Note 3. Satoko Miyake is planning to sell off 600,000 shares of her shareholding to TOKYO STYLE CO., LTD. on Oct. 18, 2010.

(13)	Net Assets (Consolidated)	JPY 134,414 million (as of the end of August, 2010)		JPY 27,083 million (as of the end of August, 2010)

(14)	Total Assets (Consolidated)	JPY 149,005 million (as of the end of August, 2010)		JPY 54,550 million (as of the end of August, 2010)

(15)	Relationship between Parties	Capital Relationship	Not Applicable
		Personnel Relationship	Not Applicable
		Business Relationship	Not Applicable
		Qualification as Related Party	Not Applicable

(16)	Consolidated Business Results for the Last 3 Years

	(Unit: JPY Million)
Company Name	TOKYO STYLE (Consolidated)			SANEI-INTERNATIONAL (Consolidated)
Date of Fiscal Year End	February 2007	February 2008	February 2009	August 2008	August 2009	August 2010
Net Assets	155,875	137,036	144,049	33,818	29,291	27,083
Total Assets	171,662	154,303	159,905	64,890	56,577	54,550
Net Asset Per Share (Yen)	1,753.05	1,533.60	1,613.35	1,996.08	1,726.75	1,614.07
Sales	56,221	62,683	52,196	120,260	111,817	100,333
Operating Profit/Loss	3,345	2,662	422	5,938	42	862
Current Profit/Loss	3,668	621	4,281	5,581	-525	459
Net Profit/Loss	2,101	-9,391	740	2,516	-3,647	-1,442
Net Profit/Loss Per Share (Yen)	23.56	-106.56	8.4	147.68	-217.38	-85.97
Annual Dividends Per Share (Yen)	17.5	17.5	17.5	50.0	25.0	25.0

4. Profile of the New Company to be Established through the Share Transfer

(1)	Company Name	Kabushiki Kaisha TSI Holdings (English Name: TSI HOLDINGS CO., LTD.)

(2)	Line of Business	Management of its subsidiaries and group companies and relevant operations

(3)	Location of Head Office	7-1, Kojimachi 5-chome, Chiyoda-ku, Tokyo, Japan
(4)	Representatives and directors (Scheduled)	Chairman, Representative Director	Masahiko Miyake	Chairman of the Board, SANEI-INTERNATIONAL CO.,LTD.
		President, Representative Director	Yoshiki Nakajima	President, TOKYO STYLE CO., LTD.
		Director	Takahiko Miyake	President and CEO, SANEI-INTERNATIONAL CO.,LTD.
		Director	Haruki Harashima	Senior Managing Director, Representative Director, TOKYO STYLE CO., LTD. (General Manager, Business Headquarters )
		Director	Keiji Hirose	Director and Managing Executive Officer , SANEI-INTERNATIONAL CO.,LTD. (Executive General Manager of Business Headquarters)
		Director	Noritaka Izaki	Corporate Officer, TOKYO STYLE CO., LTD. (General Manager, Overseas Business Division)
		Director (Outside)	Yoshinori Shinohara	Director (Outside), SANEI-INTERNATIONAL CO.,LTD. (Representative Director, Shinohara Management and Economies Research Institute)
		Director (Outside)	Yuichi Iwasaki	Director (Outside), TOKYO STYLE CO., LTD. (Senior Adviser, Japan Council Of Shopping Centers)
		Full-time Auditor (Outside)	Yoji Ninomiya	Former Board Member, Japan Finance Organization for Municipalities
		Auditor (Outside)	Saburo Horiuchi	Corporate Auditor, SANEI-INTERNATIONAL CO.,LTD. (Director (Outside), Meiji Yasuda Life Insurance Company)
		Auditor (Outside)	Fumio Watanabe	Watanabe CPA Office

(5)	Capital Amount	JPY 15 billion

(6)	Net Assets	To be determined

(7)	Total Assets	To be determined

(8)	Date of Fiscal Year End	End of February

(9)	Outline of the Accounting Treatment in Conjunction with the Share Transfer

It is expected that the purchase method will be applied due to the fact that the Share Transfer falls under the category of “Acquisition” as defined in the standard of accounting for business combination. Amount of goodwill (or negative goodwill) cannot be estimated at this time and will be announced once it is determined.

(10)	Future Prospects

Both companies will establish an integration preparation committee and section meetings to discuss the outlook of the business of the companies after the management integration. Earnings forecast of the Joint Holding Company will be announced once it is determined.